NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 07-05

February 14, 2007

Cumberland to be Acquired by Agnico-Eagle Mines Limited

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) (“the Company”) is pleased to announce that it has signed an agreement with Agnico-Eagle Mines Limited (NYSE: AEM; TSX: AEM) (“Agnico-Eagle”) under which Agnico-Eagle has agreed to make an all share exchange offer for all of the outstanding and fully diluted common shares of Cumberland.

Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.  Meadowbank is host to Canada’s largest pure gold open pit gold reserves of approximately 2.9 million ounces1 contained within a gold mineral resource of approximately 4.0 million ounces2.

Terms and Expectations

  Exchange Ratio of 0.185 of an Agnico-Eagle share for each Cumberland share
  Represents a 28.8% premium to Cumberland’s closing share price on February 13, 2007, or a 23.7% premium to the TSX volume weighted average prices based on the trailing 20 trading days from that date
  Values Cumberland at approximately Cdn$710 million based on approximately 80 million fully diluted common shares outstanding, at February 13, 2007
  Cumberland shareholders (excluding Agnico-Eagle) will own an approximate 10% proforma interest in Agnico-Eagle
  Transaction approved by the Boards of Agnico-Eagle and Cumberland
  Directors and Officers of Cumberland, representing approximately 10.5% of the fully diluted common shares outstanding, have agreed to tender their shares in an agreement with Agnico-Eagle

If the acquisition is completed, Agnico-Eagle expects*:

  its proforma gold reserves to increase by 28% to 13.3 million ounces, 82% of which are located in Canada;
  its projected gold production to rise a further 39% in 2010 to more than 1.3 million ounces its proforma cash position to increase to over US$550 million, with no additional funding expected to be required to build its pipeline of five development projects
  *Refer to the disclaimer in the news release issued by Agnico-Eagle on February 14, 2007

“I believe this transaction is a good example of a win-win situation for both Cumberland’s shareholders and those of Agnico-Eagle.  The Meadowbank project will be in the good hands of a proven mine builder in Agnico-Eagle, and they have the financial capacity and expertise to continue to expand the reserves and resources of the project and perhaps improve upon the projected annual gold output,” said Kerry Curtis, President and Chief Executive Officer of Cumberland.  “I am also confident that Agnico-Eagle will continue to adhere to the highest standards of corporate responsibility, and will work very closely with the community of Baker Lake, the regional Inuit organizations and the Government of Nunavut,” added Mr. Curtis.

Cumberland Board Unanimously Supports Offer

The Board of Directors of Cumberland unanimously recommends that Cumberland shareholders accept this offer.  The recommendation of the Cumberland Board is supported by a fairness opinion from their financial advisor, Genuity Capital Markets.  In addition, a special committee of the Board of Directors of Cumberland received a fairness opinion from their financial advisor, Dundee Securities Corporation.  The Cumberland Directors and Officers have also committed to tender their shares to the offer under the terms of an agreement with Agnico-Eagle.

Indicative Offer Timing

As soon as practicable, the formal offer and take-over documentation will be mailed to the shareholders of Cumberland.  The offer will be open for acceptance for a minimum of 35 days following the date of the mailing.  The offer will be subject to certain conditions of completion including: absence of material adverse changes; acceptance of the offer by Cumberland’s shareholders owning not less than two-thirds of the Cumberland common shares on a fully diluted basis; and receipt of all requisite regulatory approvals.  Once the two-thirds acceptance level is met, Agnico-Eagle intends to take steps to acquire all outstanding Cumberland common shares.

About Agnico-Eagle

Agnico-Eagle has maintained a conservative and consistent strategy over its 35-year history.  Agnico-Eagle has grown through a series of smaller, friendly, acquisitions and discoveries following periods of detailed research and due diligence.

This acquisition is consistent with Agnico-Eagle’s strategy.  It has:

  Exploration upside suggesting the development of a long term mining “camp”
  Low political risk in a supportive, mining friendly region of Canada
  Proposed mining and processing plans which are very straightforward
  Major permits already in place
  Minor shareholder dilution of approximately 10%, with no new financing required to build the project
  A timeline for construction matching the availability of the Company’s proven mine building team

Agnico-Eagle is anticipating a long-term, respectful, and mutually beneficial relationship with the people and government of Nunavut, drawing on its experience over the past 35 years in Quebec.

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, Finland, the United States and Mexico.  Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit in terms of reserves.  Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no gold hedging.  It has paid a cash dividend for 25 consecutive years.

Agnico-Eagle currently owns 2,037,000, or 2.6%, of the outstanding shares of Cumberland on a fully diluted basis.   Under certain circumstances, if the transaction does not proceed to completion, Agnico-Eagle will be entitled to receive a fee of Cdn$21 million, or approximately 3% of the implied transaction value.

About Cumberland

Cumberland is a well financed mineral development and exploration company which is positioning itself to become a mid-tier gold producer by developing its 100% owned Meadowbank gold project to production.  The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

Meadowbank Gold Project

2005 Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)1

(Proven & probable mineral reserves are a subset of measured & indicated resources.)

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Meadowbank Gold Project

 2007 Mineral Resource (including Cannu Zone) (Jan. 2007)2

Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage	Measured	2,800,000	5.4	480,000
(including Cannu Zone)	Indicated	9,000,000	5.1	1,460,000
	Sub-Total	11,800,000	5.1	1,940,000
	Inferred	700,000	4.7	100,000
Goose Island	Measured	-	-	-
	Indicated	2,240,000	6.5	470,000
	Sub-Total	2,240,000	6.5	470,000
	Inferred	1,370,000	4.2	190,000
Vault	Measured	-	-	-
	Indicated	8,610,000	3.9	1,080,000
	Sub-Total	8,610,000	3.9	1,080,000
	Inferred	870,000	5.4	150,000
PDF*	Inferred	507,000	4.5	73,000
Total	Measured	2,800,000	5.4	480,000
	Indicated	19,850,000	4.7	3,010,000
	Sub-Total	22,650,000	4.8	3,490,000
	Inferred	3,447,000	4.6	513,000

Note:  Grade rounded to nearest 0.1 g/t.  Numbers may not add due to rounding.

* The PDF inferred mineral resource estimate was prepared by Cumberland.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 2005 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2 2007 Meadowbank Gold Resources (January 2007)

  Portage and Cannu Zone (January 2007), Goose Island (Fourth Quarter 2005) and Vault (Fourth Quarter 2005) Resources - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

  PDF Resources (August 2000) – The PDF inferred mineral resource estimate was prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C., V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Cumberland or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  The offer will be made to these persons solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission.  U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the offer.  At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission's website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.